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                             June 25, 2021

       Menachem Shalom
       Chief Executive Officer and Chief Financial Officer
       Hold Me Ltd
       30 Golomb Street
       Ness Zioyna, Israel 7401337

                                                        Re: Hold Me Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 21, 2021
                                                            File No. 333-255462

       Dear Mr. Shalom:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2021 letter.

       Amendment No. 2 to Form F-1 filed June 21, 2021

       Summary Consolidated Financial Data, page 7

   1. Please revise the line item captioned "Net Income for Reporting Period" to "Loss for the
                                                        Period." Insert the
correct amounts for the Loss for the Period for 2020 and 2019 as reported in your
Statements for Profit and Loss. Label the 2020 summary consolidated financial data as
"Restated."
       Capitalization, page 36

   2. We note your response to comment 1. Please revise the calculations referenced in footnote
                                                        (b) on page 38 to
reflect a conversion rate published by the Bank of Israel within 60 days of your document date.
 Menachem Shalom
Hold Me Ltd
June 25, 2021
Page 2
3.       Please revise all capitalization tables as follows:
             change the table titles from "Actual Capitalization (in USD or NIS as applicable) as of December 31, 2020" to "Pro Forma Capitalization" (in USD or NIS as
             applicable) for all pro forma columns.
             delete the first two tables which exclude the effect of the April 12, 2021 share transactions.
             insert a separate column for the April 12, 2021 preferred and common share transactions in the last two tables.
             include long-term debt in the calculation of "Total
Capitalization."

         Additionally, on page 36, state if true that there had been no material change in total capitalization regarding equity and indebtedness (other than the April 12, 2021 equity transactions as presented) within 60 days of your filing.

4.       For Pro Forma Capitalization in USD, please revise as follows:
             apply the $.0031 par value to calculate the carrying amount of outstanding shares and pro forma shares.
             calculate additional paid in capital under the pro forma columns based on the offering proceeds in US dollars (i.e., $.95 multiplied by the incremental pro forma shares)
             plus the historical paid in capital as of December 31, 2020 and April 12, 2021 based on a conversion rate within 60 days of the date of your document less offering costs of $60,000 less par value of the shares.
             recalculate historical accumulated deficit using the above referenced conversion rate.
             use the above referenced conversion rate to translate the amounts reported under Pro
             Forma Capitalization in USD to their corresponding amounts under Pro Forma
             Capitalization in NIS.
Dilution
USD Table, page 39

5.     We note your response to comment 2. Please revise the USD table as follows:
           include the missing amounts for Pro Forma net tangible book values per common share before and after the offering.
           recalculate "Pro forma net tangible book value before the Offering" correctly and add a footnote to indicate that the value reflects the effect of the April 2021 transaction.
FirstName
           for each funding level,Shalom
           LastNameMenachem         conform the pro forma net tangible book
values after the
Comapany offering
           NameHold     Me Ltd
                    to their corresponding values based on the Total Capitalization (Pro
           Forma)
June 25, 2021 Pagein2 USD less Long-term Debt on page 38.
FirstName LastName
 Menachem Shalom
FirstName  LastNameMenachem Shalom
Hold Me Ltd
Comapany
June       NameHold Me Ltd
     25, 2021
June 25,
Page 3 2021 Page 3
FirstName LastName
6. Refer to the tables below the USD Table. Please revise the amounts under Total
         Consideration as follows:
             report the consideration received from existing shareholders using the above referenced conversion rate.
             provide the applicable percentages for total consideration from existing shareholder and new shareholders.
Statements of Profit and Loss, page 43

7. We repeat prior comment 4. Please recalculate basic and diluted loss per common share based on Loss for the Period (not deficit balance) divided by the Weighted-average number of common shares outstanding (300 shares).
Note 12 - Restatement
Statements of Cash Flows, page 51

8. Please reclassify the NIS 337,000 adjustment from "Increase (Decrease) in Customer" to
         "Decrease (Increase) in other accounts receivable and prepaid expenses."
Principal Shareholders, page 70

9.       We note your response to prior comment 7. Please explain why Mr.
Shalom's total
         holdings are not 1,002,000,000 common shares based on your disclosure that each of his
         10,000,000 preferred shares convert into 100 common shares. Please also revise the "Total of All Current Officers and Directors" row to reflect his total holdings, and please revise the "Percent of class after close of offering" column to take into account the preferred shares that are convertible within 60 days.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Mark Crone